Exhibit 99.1

OneConnect Announces 2024 Annual General Meeting Results

SHENZHEN, China, May 28, 2024 /PRNewswire/ -- OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a-service provider for financial services industry in China, today announced the results of its annual general meeting of shareholders held in Shenzhen on May 28, 2024.

At the meeting, the shareholders of OneConnect approved, ratified and/or confirmed the following resolution:

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2023.
2.	(i) To re-elect Mr. Chongfeng Shen as an executive Director.

(ii) To re-elect Mr. Michael Guo as a non-executive Director.

(iii) To re-elect Ms. Wenjun Wang as a non-executive Director.

(iv) To re-elect Mr. Wing Kin Anthony Chow as an independent non-executive Director.

(v) To re-elect Mr. Koon Wing Ernest Ip as an independent non-executive Director.

(vi) To authorize the board of Directors (the “Board”) to fix the remuneration of the Directors.

3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Contacts

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